Exhibit 99.2

Turbo Energy Secures $53 Million CONTRACT to Deploy 366
MWh of Solar Storage CAPACITY across 10 factories

VALENCIA, Spain — (GLOBE NEWSWIRE) –September 16, 2025 — Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced that it has been selected to supply and implement energy storage projects in Spain with a total capacity of 366 MWh. The projects, valued at approximately $53 million, are scheduled to be executed over the next two years.

This large-scale initiative will be developed for a major industrial group in the construction industry. Turbo Energy will provide turnkey integration of the systems, along with its AI-driven energy management platform, for deployment across more than ten industrial facilities with varying technical requirements. These systems will help the factories optimize electricity consumption, enhance operational efficiency, reduce exposure to volatile energy prices and significantly advance the electrification of its operations.

“This landmark project underscores Turbo Energy’s position as a trusted partner in delivering cost-efficient energy solutions, highlighting our unique ability to integrate advanced solar storage solutions with an AI-driven digital platform,” said Mariano Soria, CEO of Turbo Energy. “By entrusting us with the deployment of our C&I systems across multiple industrial facilities, this project is not only validating our competitively differentiated storage technology but also enabling substantial operational cost savings. With this project, Turbo Energy is helping companies manage energy more efficiently and redefining how industrial energy is optimized across Europe.”

The SUNBOX Industry solar battery storage solution, introduced in 2024, is a patent-pending, highly scalable energy storage and management system designed for commercial and industrial facilities. It supports new solar PV deployments, expansions of existing systems, or direct rooftop connections to expand energy capacity with smart storage. Each system integrates with Turbo Energy’s cloud-based AI energy management platform, which automatically mitigates electricity market volatility by purchasing energy at optimal times and prices. SUNBOX Industry also provides configurable backup power during outages or periods of peak demand. With scalability ranging from 30 kW to 2,000 kW in power and 30 kWh to 4,000 kWh in storage capacity, the solution offers unmatched flexibility for both isolated and grid-connected projects. Notably, Turbo Energy’s brand-agnostic design allows SUNBOX Industry to be deployed seamlessly in existing facilities, while also enabling photovoltaic expansions to connect in direct current and share surpluses in parallel with legacy systems.

Through deployments of its proprietary SUNBOX Industry, Turbo Energy is helping industrial and utility-scale customers accelerate their decarbonization pathways, while strengthening resilience and competitiveness in an evolving energy landscape. Moreover, these major projects reinforce Turbo Energy’s strategic roadmap to expand its presence in large-scale storage solutions, providing value-added services that support customers in meeting their sustainability objectives and advancing Europe’s broader energy transition.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com